Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

18104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

March 30, 2005

3.

News Release

March 30, 2005 via Filing Services Canada

4.

Summary of Material Change

Titan Trading Analytics Inc. announces appointment of Margo Kaufmann as Chief Financial Officer of the Company.

5.

Full Description of Material Change

Titan Trading Analytics Inc. (“Titan” or “Company”) is pleased to announce the appointment of Margo Kaufmann of Edmonton, Alberta, to the position of Chief Financial Officer (“CFO”).

Ms. Kaufmann has over twenty five years experience in accounting and finance.  She has assisted several private and public companies with respect to budgeting, accounting, raising capital, and in the area of public relations. She is knowledgeable in all aspects of public company reporting, including financial, regulatory and compliance issues. Ms. Kaufmann is a graduate of business from the Northern Alberta Institute of Technology.

Ms. Kaufmann’s duties with Titan will include all aspects of accounting, preparation for audits, financing, and developing strategic relationships.

Titan President, Ken Powell states, “an excellent Chief Financial Officer is invaluable to any public company, and Titan is very fortunate to have Margo Kaufmann fulfill this role for the Company. Ms. Kaufmann will assist Titan in a variety of ways, using her background knowledge and expertise with respect to compliance issues both in Canada and the United States.”

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-930-7072

9.

Date of Report

March 30, 2005